

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 28, 2007

Mr. David W. Copeland
Vice President and General Counsel
Concho Resources Inc.
550 West Texas Avenue, Suite 1300
Midland, Texas 79701

> **Re:** **Concho Resources Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 6, 2007**
> **File No. 333-142315**

Dear Mr. Copeland:

We have reviewed your response letter and the amended filing and have the following comments. We have not completed the engineering review. We will issue the engineering comments, if any, under a separate cover. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A-1 filed June 6, 2007

General

1. We remind you of prior comments 3 and 4. Once you file the omitted information and exhibits, we will need sufficient time to complete our review and may have additional comments.

2.   We note your response to prior comment 30 and your request for confidential treatment of certain portions of the supply agreement with DCP Midstream, L.P. Comments on the confidential treatment request, if any, will be forthcoming under separate cover. Please be advised that you must resolve all comments relating to this confidential treatment request prior to effectiveness of this Form S-1.

Cover Page

3.   Please disclose the amount of net proceeds that will be received by the company. See Item 501(a)(3) of Regulation S-K.

Non-GAAP financial measures and reconciliations, page 14

4.   We note your disclosure indicating you calculate EBITDA by making various adjustments to income before accounting changes. If it is your intent to adjust net income for accounting changes to compute this measure, please revise the title of this measure accordingly. Refer to Question 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for additional guidance.

Risk Factors, page 16

Failure by us to achieve us to achieve and maintain effective internal control…, page 27

5.   We note your response to prior comment 18. The risk factor as discussed does not address any circumstances or conditions demonstrating that the risk is specifically relevant to you or your operations. Rather, you discuss the risk in such general terms that it could be applicable to any registrant who becomes subject to the reporting requirement of the Exchange Act. Please remove the risk factor or revise it to make it specific to your particular circumstances.

Use of Proceeds, page 35

6.   We note the statement, "the remaining borrowings under our revolving credit facility were used for working capital and to fund a portion of our exploration and development drilling program." Please quantify the amount of remaining borrowings.

Executive officer compensation, page 97

Compensation discussion and analysis, page 97

7.   We note that your compensation committee determines the appropriate level for each compensation component based on competitive benchmarking. We also

note that your compensation committee reviewed compensation data in an executive compensation survey of energy companies prepared by Mercer Human Resource Consulting, Inc. Please identify the components of the benchmark, including the component companies, that you use in making compensation determinations. Clarify whether these components companies will be the same ones upon which you will base your long-term equity incentive award grants. Also discuss how you apply the benchmark in adjusting each element of compensation for each named executive officers. See Item 402(b)(xiv) of Regulation S-K.

8.   We note that you hired Longnecker & Associates in March 2007 to assist you with the evaluation of your executive compensation program going forward. Consistent with Item 407(e)(3)(iii) of Regulation S-K, please discuss what Longnecker's role will be in determining or recommending the amount or form of the named executive officers' and directors' compensation, describing the nature and scope of its functions and if material, the terms of instructions or directions provided to Longnecker to perform its functions. Disclose whether the compensation committee will directly engage the services of Longnecker. If persons other than the compensation committee will engage the services of Longnecker, please identify such persons and disclose their role, if any, in making compensation determinations.

Base Compensation, page 98

9.   We note that the named executive officers' base salary and long-term equity incentive awards are set at the median level of individuals in comparable positions. Please disclose the companies relative to which the base salary and long-term equity incentive awards are set at a median level. Further, state whether such metric is utilized with respect to the determination of *each* of the named executive officers' base salary and long-term equity awards.

10.   Although you note that you will endeavor to "pay base salaries at the market median pay level of individuals in comparable positions," you state that base salary determinations also will be subject to certain internal factors. Please describe such internal factors and how these factors are used in adjusting the salary of each of the named executive officers. Your use of the term "such as" implies that there are more factors than those enumerated in the last sentence of the last full paragraph on page 98. Also discuss when such internal factors will warrant departure from the goal to pay salaries at the market median.

Cash bonuses, page 99

11.   Please explain what the performance measure of net asset value per share growth entails. Discuss why you believe that it is the best indicator of the company's financial success and stockholder value creation. Further describe the "other

performance measures" that the committee may evaluate in determining the percentage of salary that will be awarded as bonus. We note that the compensation committee has wide discretion to determine the appropriate percentage of base salary. Please discuss whether this means that the committee has discretion to award bonuses even if there is no or negative net asset value per share growth.

Pro Forma Financial Statements, page F-62

12.   Please modify the columnar labels situated above activity related to the Chase Group of properties to include the dates of the historical results depicted.

13.   We understand you will be adding additional pro forma disclosure on page F-66. We will continue our review once your Note C section is complete.

Exhibit A

14.   We note that you have provided a draft of the opinion that you intend to file with the registration statement. Please ensure that the final version of the opinion specifies the number of securities being registered for sale.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

        should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher at (202) 551-3706 or at Karl Hiller, Accounting Branch Chief, (202) 551-3686 if you have questions regarding the accounting comments. Direct your questions regarding the engineering comments to Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Gallagher
       K. Hiller
       A.N. Parker
       C. Moncada-Terry